UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Agrify Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00853E 305

(CUSIP Number)

Raymond Chang

c/o Agrify Corporation

2468 Industrial Drive

Troy, MI 48084

(617) 896-5243

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00853E 305

1.	Names of Reporting Persons Raymond Nobu Chang
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds PF (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 14,970(1)
	8.	Shared Voting Power 7,581,910(2)
	9.	Sole Dispositive Power 14,970(1)
	10.	Shared Dispositive Power 7,581,910(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,596,880(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.99%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 38 shares of common stock, par value $0.001 (“Common Stock”), of Agrify Corporation (the “Issuer”), held individually, (ii) up to 423 shares of Common Stock issuable upon exercise of stock options held by Mr. Chang that are exercisable within 60 days of the date hereof, and (iii) up to 14,508 shares of Common Stock issuable upon vesting and settlement of restricted stock units held by Mr. Chang within 60 days of the date hereof. Does not include 8,009 shares of Common Stock underlying time-based restricted stock units that will not vest within 60 days of the day hereof granted to Mr. Chang under the Agrify Corporation 2022 Omnibus Equity Incentive Plan, as amended (the “Plan”).

(2)	Consists of (i) 382,658 shares of Common Stock held by RTC3 2020 Irrevocable Trust (“RTC3”), of which Mr. Chang retains the ability to remove the independent trustee, (ii) warrants to purchase 15,417 shares of Common Stock held by RTC3 that are exercisable within 60 days of the date hereof, subject to a 9.99% beneficial ownership limitation, (iii) 43 shares of Common Stock held by NXT3J Capital, LLC (“NXT3J”), an entity controlled by Mr. Chang, (iv) that number of shares of Common Stock issuable to CP Acquisitions, LLC (“CP Acquisitions”), an entity controlled by Mr. Chang, issuable to Mr. Chang upon the conversion of that certain Senior Secured Amended, Restated and Consolidated Convertible Note, as amended (the “Convertible Note”) due 2025 described herein with an outstanding principal amount of $3,500,000.00 and a conversion price of $21.90 per share (as may be adjusted per the Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 from time to time), which conversion is subject to a 49.99% beneficial ownership limitation; provided that CP Acquisitions may assign its right to receive shares of Common Stock upon conversion to Mr. Chang and/or Ms. I-Tseng Jenny Chan, each a member of the Board of Directors of the Issuer (“Board”), in which case the 49.99% beneficial ownership limitation will apply to each of them individually, (v) that number of shares of Common Stock issuable to CP Acquisitions or, at CP Acquisition’s election, pre-funded warrants to purchase shares of Common Stock issuable to CP Acquisitions upon conversion of that certain Junior Secured Convertible Promissory Note (“Junior Note”) due July 1, 2025, as amended by that certain Amendment No. 1, dated October 18, 2024 described herein with an outstanding principal amount of $3,000,000.00 and a conversion price of $3.9495 (as may be adjusted per the Junior Note), which pre-funded warrants are exercisable subject to a 49.99% beneficial ownership limitation, (vi) pre-funded warrants to purchase 5,069,161 shares of Common Stock held by CP Acquisitions that are exercisable within 60 days of the date hereof, as amended by that certain Amendment to Pre-Funded Common Stock Purchase Warrant, dated August 28, 2024, by and between Issuer and CP Acquisitions (the “CP Warrant Amendment”), and subject to a 49.99% beneficial ownership limitation, (vii) pre-funded warrants to purchase 1,085,123 shares of Common Stock held by GIC Acquisition LLC (“GIC Acquisition”) that are exercisable within 60 days of the date hereof, as amended by that certain Amendment to Pre-Funded Common Stock Purchase Warrant, dated August 28, 2024, by and between Issuer and GIC Acquisition (the “GIC Warrant Amendment”), and subject to a 49.99% beneficial ownership limitation, (viii) options to purchase 13 shares of Common Stock that are held by Raymond Chang Jr., Mr. Chang’s son, that are exercisable within 60 days of the date hereof, (ix) 4,825 restricted stock units that held by Raymond Chang Jr. that may vest or settle within 60 days of the date hereof, and (x) 105,263 shares of Common Stock held individually by Chinwei Wang, Mr. Chang’s spouse. Does not include 2,184 shares of Common Stock underlying time-based restricted stock units that will not vest within 60 days of the day hereof granted to Raymond Chang, Jr., under the Plan.

Mr. Chang disclaims beneficial ownership with respect to the shares and warrants held by RTC3, the shares held by NXT3J, the shares entitled to CP Acquisitions upon conversion of its Convertible Note, the options and shares held by Raymond Chang Jr., and the shares held by Chinwei Wang, in each case except to the extent of his pecuniary interest therein.

(3)	Based on 1,331,790 shares of Common Stock outstanding as of October 23, 2024, plus the shares of Common Stock issuable upon exercise of the warrants and options and conversion of the Convertible Note in footnotes (1) and (2) above, subject to applicable beneficial ownership limitations.

CUSIP No. 00853E 305

1.	Names of Reporting Persons RTC3 2020 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 398,075(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 398,075(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 398,075(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.01%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of (i) 382,658 shares of Common Stock held by RTC3, and (ii) warrants to purchase 15,417 shares of Common Stock held by RTC3 that are exercisable within 60 days of the date hereof, subject to a 9.99% beneficial ownership limitation. Does not include the 105,263 shares of Common Stock held individually by Chinwei Wang which may in the future be transferred to RTC3 for estate planning purposes.

(2)	Based on 1,331,790 shares of Common Stock outstanding as of October 23, 2024, plus the shares of Common Stock issuable upon exercise of the warrants and options and conversion of the Convertible Note in footnotes (1) and (2) above, subject to applicable beneficial ownership limitations.

CUSIP No. 00853E 305

1.	Names of Reporting Persons NXT3J Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 43(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 43(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 43 shares of Common Stock held by NXT3J.

(2)	Based on 1,331,790 shares of Common Stock outstanding as of October 23, 2024.

CUSIP No. 00853E 305

1.	Names of Reporting Persons CP Acquisitions, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,988,568(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,988,568(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,988,568(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.99%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) that number of shares of Common Stock issuable to CP Acquisitions, an entity controlled by Mr. Chang, issuable to Mr. Chang upon the conversion of the Convertible Note due 2025 described herein with an outstanding principal amount of $3,500,000.00 and a conversion price of $21.90 per share (as may be adjusted per the Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 from time to time), which conversion is subject to a 49.99% beneficial ownership limitation; provided that CP Acquisitions may assign its right to receive shares of Common Stock upon conversion to Mr. Chang and/or Ms. I-Tseng Jenny Chan, each a member of the Board, in which case the 49.99% beneficial ownership limitation will apply to each of them individually, (ii) pre-funded warrants to purchase 5,069,161 shares of Common Stock held by CP Acquisitions that are exercisable within 60 days of the date hereof, as amended by the CP Warrant Amendment, and subject to a 49.99% beneficial ownership limitation, and (iii) that number of shares of Common Stock issuable to CP Acquisitions or, at CP Acquisition’s election, pre-funded warrants to purchase shares of Common Stock issuable to CP Acquisitions upon conversion of the Junior Note due July 1, 2025, as amended by that certain Amendment No. 1, dated October 18, 2024 described herein with an outstanding principal amount of $3,000,000.00 and a conversion price of $3.9495 (as may be adjusted per the Junior Note), which pre-funded warrants are exercisable subject to a 49.99% beneficial ownership limitation.

(2)	Based on 1,331,790 shares of Common Stock outstanding as of October 23, 2024, plus the shares of Common Stock issuable and issued upon exercise of the warrants and options and conversion of the Convertible Note in footnotes (1) and (2) above, subject to applicable beneficial ownership limitations.

CUSIP No. 00853E 305

1.	Names of Reporting Persons GIC Acquisition LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,085,123(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,085,123(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,085,123(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.99%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes pre-funded warrants to purchase 1,085,123 shares of Common Stock held by GIC Acquisition that are exercisable within 60 days of the date hereof, as amended by the GIC Warrant Amendment, and subject to a 49.99% beneficial ownership limitation.

(2)	Based on 1,331,790 shares of Common Stock outstanding as of October 23, 2024, plus the shares of Common Stock issuable and issued upon exercise of the warrants and options and conversion of the Convertible Note in footnote (1) above, subject to applicable beneficial ownership limitations.

CUSIP No. 00853E 305

1.	Names of Reporting Persons Raymond Chang Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,838(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,838(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,838(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) up to 13 shares of Common Stock issuable upon exercise of stock options held by Mr. Chang, Jr., that are exercisable within 60 days of the date hereof and (ii) 4,825 restricted stock units that held by Raymond Chang Jr. that may vest or settle within 60 days of the date hereof. Does not include 2,184 shares of Common Stock underlying time-based restricted stock units that will not vest within 60 days of October 9, 2024 granted to Mr. Chang, Jr. under the Plan.

(2)	Based on 1,331,790 shares of Common Stock outstanding as of October 23, 2024, plus 203 shares of Common Stock issuable upon exercise of the options described in footnote (1) above.

CUSIP No. 00853E 305

1.	Names of Reporting Persons Chinwei Wang
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 105,263(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 105,263(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 105,263(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.90%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 105,263 shares of Common Stock held individually, which may be transferred to RTC3 for estate planning purposes.

(2)	Based on 1,331,790 shares of Common Stock outstanding as of October 23, 2024.

SCHEDULE 13D – EXPLANATORY NOTE

This Amendment No. 9 to the statement on Schedule 13D (“Amendment No. 9”) amends the Schedule 13D originally filed by the Reporting Persons (as defined herein) on December 30, 2022, as amended by that certain Amendment No. 1 filed on October 31, 2023, Amendment No. 2 filed on January 29, 2024, Amendment No. 3 filed on March 1, 2024, Amendment No. 4 filed on March 29, 2024, Amendment No. 5 filed on May 23, 2024, Amendment No. 6 filed on August 6, 2024, Amendment No. 7, filed on August 16, 2024, and Amendment No. 8 filed on September 4, 2024 (collectively, the “Schedule 13D”), and relates to the shares of common stock, par value $0.001 (“Common Stock”) of Agrify Corporation (“Issuer”) beneficially owned by Raymond Nobu Chang (“Mr. Chang”), RTC3 2020 Irrevocable Trust (“RTC3”), NXT3J Capital, LLC (“NXT3J”), CP Acquisitions, LLC (“CP Acquisitions”), GIC Acquisition LLC (“GIC Acquisition”), Raymond Chang Jr. and Chinwei Wang (each, a “Reporting Person” and together, the “Reporting Persons”) with respect to shares of Common Stock that they may be deemed to have beneficial ownership.

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 9 shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Amendment to Junior Note

On October 18, 2024, the Issuer and CP Acquisitions entered into an amendment to the Junior Note (the “Junior Note Amendment”), pursuant to which the maximum principal sum of the Junior Note is increased from $1,500,000 to $3,000,000. The conversion price applicable to the Junior Note will remain unchanged with an exercise price of $0.001 per share, in each case at a conversion price of $3.9495 (as may be adjusted per the Junior Note).

The foregoing summary of the Junior Note Amendment does not purport to be complete, and is qualified in their entirety by reference to copies of the Junior Note Amendment, which are filed as Exhibit 4.1, to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 22, 2024, which is attached as exhibit 1 to this Schedule 13D and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 5 of this Schedule 13D, is hereby incorporated herein by this reference thereto.

Item 6 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

Except as set forth in the Junior Note Amendment, or herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the call options, put options, security-based swaps or any other derivative securities, transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Amendment No. 1 to Junior Secured Convertible Promissory Note, dated as of October 18, 2024, by and between Agrify Corporation and CP Acquisitions, LLC (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on October 22, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2024

Raymond Nobu Chang

/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang

RTC3 2020 Irrevocable Trust

By:	/s/ Johanna Wise Sullivan
Name:	Johanna Wise Sullivan
Title:	Trustee

NXT3J Capital, LLC

By:	/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang
Title:	Manager

CP Acquisitions, LLC

By:	/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang
Title:	Manager

GIC Acquisition LLC

By:	/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang
Title:	Manager

Raymond Chang, Jr.

/s/ Raymond Chang, Jr.
Name:	Raymond Chang, Jr.

Chinwei Wang

/s/ Chinwei Wang
Name:	Chinwei Wang